UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 16 November 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

The Annual Report provided an opportunity to review the operations of Novogen Limited (ASX: NRT NASDAQ: NVGN) during the 2015/2016 year. I would like, here, to comment a little on more recent developments.

We on the Board and in the management team are delighted that we have been able to retain and develop such a high quality team within Novogen. We have Andrew Heaton and David Brown who are the developers of the SBP technology. Peter Gunning, recently appointed to the Scientific Advisory Board, and Justine Stehn have developed and worked on the ATM platform compounds for many years. Now that we have in-licensed a compound from Genentech, we have Leslie Chong with us as a consultant who, importantly, was closely involved with the development of the compound GDC-0084 at Genentech.

Equally pleasing are the experienced individuals who have agreed to be on our Scientific Advisory Board. Professor Sir Murray Brennan is arguably one of the most experienced oncologists anywhere. He has had and continues a distinguished career at Memorial Sloan Kettering Cancer Center in New York; Dr. Karen Ferrante was involved in the bio sector at Millenium Pharmceuticals where she, as Chief Medical Officer (CMO), actively participated in successfully developing cancer drugs; Professor Alex Matter is a distinguished researcher and has led the development of widely used cancer treatments and Professor Peter Gunning whom I mentioned previously.

We have recently made three appointments to our senior team. Dr. Gordon Hirsch has been appointed CMO, Dr. Peng Leong has joined as Chief Business Officer (CBO) and David Cain joined as Director of Chemistry, Manufacturing and Control (CMC). Each comes with a strong pedigree cultivated through careers at some of the world’s leading pharmaceutical companies.

It has been stated by an independent researcher that Novogen has, possibly, the best management team for the sector in Australia. These recent appointments enhance the quality of our original team. They have been made as a result of our confidence that we have drugs worth pursuing through clinical development.

The last twelve months and more has been a dismal time for our share price. It is, obviously, not something that escapes our attention. We have completed now, we believe, a period of transformation and personnel change. Our task now is to be fully focused on advancing our programs.

In recent times we have made announcements which we believe have been very positive:

•    we received an IND for Cantrixil. We expect to recruit our first patient in the coming weeks as we have previously indicated;

•    we appointed a strong Scientific Advisory Board the members of which are, and will be, a valuable resource in planning and developing the clinical protocols of our ongoing projects;

•    we in-licensed a compound which has concluded a Phase I study. That we have this compound reduces the risk profile of our portfolio and positions us at a point closer to commercialising a drug;

and

•    we have appointed well qualified and experienced people to join those already in the company enabling us to continue development of our assets in all areas

Despite our own bullishness on these individual announcements the share price has done nothing. We continue to broaden our visit schedule and will look to have our data presented at appropriate conferences and published in peer reviewed journals. We do this with the expectation of attracting new interest and participation in our company. Having no secret prescription, obviously, for causing an upward trajectory, we can only continue to focus our work on achieving success for patients and shareholders by advancing the drugs we have in the pipeline.

I thank all our shareholders for their continued participation in the company and for their understanding in what have been unprofitable times.

I would like to thank equally James Garner, our CEO, and all the employees of the company for their commitment and diligence. We have a fine team that continues to strive to achieve success.

Finally, I give my sincere thanks to my fellow Board members. They are fully committed to the task. Particularly, I acknowledge Peter Gunning who recently retired from the Board. Fortunately, we will not be losing his involvement completely.